UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Gulf Coast Ultra Deep Royalty Trust

(Name of Issuer)

Royalty Trust Units

(Title of Class of Securities)

40222T104

(CUSIP Number)

January 27, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 40222T104	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Neil S. Subin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32,975,319(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32,975,319(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,975,319(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.3%(1)(2)
12	TYPE OF REPORTING PERSON IN-OO**

**	See Explanatory Note.

(1)

Represents (i) 25,498,192 royalty trust units (“Trust Units”), of Gulf Coast Ultra Deep Royalty Trust (the “Issuer”) owned by Milfam II L.P.; (ii) 2,711,445 Trust Units owned by LIMFAM LLC; (iii) 1,716,375 Trust Units owned by LIM III Estate LLC; (iv) 1,181,780 Trust Units owned by MBM - Trust A-4; (v) 590,892 Trust Units owned by Miller Family Education and Medical Trust; (vi) 590,891 Trust Units owned by  Susan F. Miller Spousal Trust A-4; (vii) 191,454 Trust Units owned by Milfam I L.P.; (viii) 191,275 Trust Units owned by Miller Great Grandchildren Trust; (ix) 168,811 Trust Units owned by  Milfam LLC; and (x) 134,204 Trust Units owned by Catherine C. Miller Irrevocable Trust dtd 03/26/91. Mr. Subin is the President and Manager of MILFAM LLC, which serves as manager, general partner, or investment advisor of a number of the foregoing entities formerly managed or advised by the late Lloyd I. Miller, III, and he also serves as trustee of a number of a number of the foregoing trusts for the benefit of the family of the late Mr. Lloyd I. Miller, III, consequently, he may be deemed the beneficial owner of the shares specified in clauses (i) through (x) of the preceding sentence. Mr. Subin disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(2)

The percentage reported in this Schedule 13G/A is based upon 230,172,696 Trust Units outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on November 15, 2023.

Explanatory Note:

This Amendment No. 2 to Schedule 13G is filed by Neil S. Subin, who is the President and Manager of MILFAM LLC, which serves as manager, general partner, or investment advisor of a number of entities. Mr. Subin also serves as trustee of a number of Miller family trusts.

Item 1(a).	Name of Issuer

Gulf Coast Ultra Deep Royalty Trust

Item 1(b).	Address of Issuer’s Principal Executive Offices

The Bank of New York Mellon Trust Company, N.A., as trustee

601 Travis Street, 16th Floor

Houston, Texas 77002

Item 2(a).	Name of Person(s) Filing

Neil S. Subin

Item 2(b).	Address of Principal Business Office or, if none, Residence

2336 SE Ocean Blvd, Suite 400

Stuart, Florida 34996

Item 2(c).	Citizenship

United States

Item 2(d).	Title of Class of Securities

Royalty Trust Units

Item 2(e).	CUSIP Number

40222T104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable, this statement is filed pursuant to Rule 13d-1(c).

Item 4.	Ownership:

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page hereto and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Other persons have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Trust Units beneficially owned by Mr. Subin.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2024

/s/ Neil S. Subin
Neil S. Subin